STONEX FINANCIAL INC.
(A Wholly Owned Subsidiary of
StoneX Group Inc.)

Statement of Financial Condition

September 30, 2024

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SEC FILE NUMBER
8-51269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StoneX Financial Inc. (CRD# 45993)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

329 Park Avenue North, Suite 350
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Ptasinski	312-789-2519	steve.ptasinski@stonex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

1000 Walnut Street	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

10/20/2003	KPMG LLP (185)
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Dunaway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StoneX Financial Inc., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

ASHLEY HERNANDEZ
Notary Public - Notary Seal
Clay County - State of Missouri
Commission Number 17388201
My Commission Expires Nov 14, 2025

[signature] 11/27/24
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
StoneX Financial Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StoneX Financial Inc. (the Company) as of September 30, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2010.

Kansas City, Missouri
November 27, 2024


StoneX Financial Inc.
Statement of Financial Condition
September 30, 2024
(Amounts in thousands, except par value and share amounts)


Assets	
Cash and cash equivalents	$ 117,681
Cash, securities, and other assets segregated under federal regulations (including $51,840 at fair value)	1,310,698
Collateralized securities financing assets	6,604,008
Deposits with and receivables from broker-dealers, clearing organizations and counterparties, net (including $3,521,745 at fair value)	5,977,146
Receivables from clients, net	383,846
Securities owned, at fair value (including $1,912,320 of securities pledged as collateral that the counterparty has the right to sell or repledge)	6,324,355
Exchange and clearing organization memberships and stock, at cost	8,157
Deferred income taxes, net	4,303
Property and equipment, net	7,159
Operating lease right of use assets	744
Goodwill and intangible assets, net	14,886
Due from affiliates	8,587
Other assets	82,067
Total assets	$ 20,843,637

Liabilities and Stockholder's Equity	
Liabilities:	
Payables to:	
Clients (including $580,442 at fair value)	$ 6,779,539
Broker-dealers, clearing organizations and counterparties (including $1,582 at fair value)	446,576
Affiliates	27,873
Accounts payable and accrued expenses	139,604
Operating lease liabilities	748
Collateralized securities financing liabilities	9,999,266
Securities sold, not yet purchased, at fair value	2,576,744
Income taxes payable to StoneX Group Inc.	104,756
Total liabilities	20,075,106
Commitments and contingencies (note 12)	
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares	—
Additional paid-in capital	592,684
Retained earnings	175,847
Total stockholder's equity	768,531
Total liabilities and stockholder's equity	$ 20,843,637


See accompanying notes to the statement of financial condition.


Note 1 - Summary of Significant Accounting Policies and Related Matters

a. ***Description of Business***

StoneX Financial Inc. ("the Company") is a corporation organized under the laws of the State of Florida on May 29, 1998 and a wholly owned subsidiary of StoneX Group Inc. ("the Parent" or "StoneX Group").

The Company is a diversified financial services organization providing clearing, execution, custodial, risk management, advisory, brokerage, and market intelligence services across asset classes. The Company's services include comprehensive risk management advisory for commercial clients; clearing and execution of debt and equity securities, listed futures, and options on futures contracts on all major securities and commodity exchanges; principal trading of fixed income and equity securities; and market-making in international equities.

The Company is a broker-dealer registered with the United States ("U.S.") Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). In addition, the Company is a registered futures commission merchant ("FCM") and a member of various clearing organizations in the U.S. and abroad and, accordingly, is subject to the clearing organizations' various requirements as well as regulatory requirements of the U.S. Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company clears its securities transactions both internally and externally. Externally cleared trades are transacted primarily through Pershing LLC ("Pershing") and BofA Securities, Inc., a marketing name used by the Global Banking and Global Markets divisions of Bank of America Corporation ("BofA Securities") on a fully disclosed basis.

The Company conducts business activities globally, with offices or a presence in more than 15 states, Canada, and Colombia. The Company also has various affiliates in other foreign jurisdictions that introduce business to the Company, and to which the Company introduces its own business. Transactions in international markets are primarily settled in U.S. dollars.

b. ***Use of Estimates***

Preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the statement of financial condition. The most significant of these estimates and assumptions relates to fair value measurements for financial instruments, income taxes, allowances for expected credit losses, and contingencies. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company reviews all significant estimates on a recurring basis and records any necessary adjustments in the appropriate reporting period. Although these, and other estimates and assumptions, are based on the best available information, actual results could be materially different from these estimates.

c. ***Foreign Currency Remeasurement***

Assets and liabilities denominated in foreign currencies are converted into U.S. dollars at exchange rates in effect at the close of business on September 30, 2024.

d. ***Cash and Cash Equivalents***

Cash and cash equivalents include unrestricted cash held at banks and not deposited with or pledged to broker-dealers, clearing organizations, and counterparties, or segregated under federal regulations.

e. ***Cash, Securities and Other Assets Segregated Under Federal Regulations***

Pursuant to requirements of the Commodity Exchange Act and Commission Regulation 30.7 ("Section 30.7"), funds deposited by clients relating to futures, options on futures, and cleared swaps contracts in regulated commodities must be carried in separate accounts, which are designated as segregated client accounts. The deposits in segregated client accounts are maintained for the exclusive benefit of clients and are not commingled with the Company's funds.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"), the Company maintains separate accounts for the benefit of securities clients and proprietary accounts of broker dealers ("PABs" or "PAB"). Rule 15c3-3 requires the Company to maintain special reserve bank accounts ("SRBAs") for the exclusive benefit of securities clients and PABs.

At September 30, 2024, cash, securities and other assets segregated under federal regulations consisted of the following (see additional disclosures in Note 3 and Note 5) (in thousands):

Cash held in SRBAs for the benefit of securities clients and PABs under Rule 15c3-3	$ 43,320
Assets segregated and secured under Section 4d(2) and 4d(f) of the Commodity Exchange Act and Commission Regulation 30.7:	
Cash	1,215,538
Commodities warehouse receipts	51,840
Cash, securities, and other assets segregated under federal regulations	$ 1,310,698

f. ***Collateralized Transactions***

The Company enters into securities purchased under agreements to resell ("reverse repurchase agreements"), securities sold under agreements to repurchase ("repurchase agreements"), securities borrowed transactions, and securities loaned transactions primarily to fund principal debt trading, acquire securities to cover short positions, acquire securities for settlement, or meet counterparty needs under matched-booked trading strategies.

These transactions are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. These transactions are reported gross, except when a right of offset exists. See Note 7 for more details.

g. ***Deposits with and Receivables from and Payables to Broker-Dealers, Clearing Organizations and Counterparties, net***

Deposits with clearing organizations primarily include securities pledged to clearing organizations along with deposits made to satisfy clearing organization margin requirements on client and proprietary open futures and options on futures positions, as well as to satisfy the requirements set by clearing exchanges for clearing membership.

Securities pledged to clearing organizations are primarily U.S. Treasury obligations that were either pledged to the Company by its clients or are the Company's investments of client funds. These securities are carried at fair value with any change in fair value reflected in payables to clients for those pledged by clients.

In addition to margin, deposits with clearing organizations include guaranty deposits, which are held by clearing organizations for use in potential default situations by one or more members of the clearing organizations. The guaranty deposits may be applied to the Company's obligations to the clearing organization or to the clearing organization's obligations to unrelated parties.

Receivables from clearing organizations include amounts due from or due to clearing organizations for daily variation settlements on open futures, options on futures, and cleared swaps positions. The variation settlements due from or due to clearing organizations are settled in cash on the following business day. Variation settlements equal the daily settlement of futures and cleared swaps contracts and premiums on options on futures contracts.

Receivables from clearing organizations also include the unrealized gains and losses associated with client options on futures contracts. For client owned derivative contracts, the fair value is offset against the payable to or receivable from clients.

The Company maintains client omnibus and proprietary accounts with other clearing organizations, and the equity balances in those accounts along with any margin cash or securities deposited with the clearing organizations are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties.

Deposits with clearing organizations also include cash on deposit with the Options Clearing Corporation, Pershing, BofA Securities, and the Depository Trust and Clearing Corporation and its subsidiaries, namely the Fixed Income Clearing Corporation. These deposits are an ongoing requirement of the respective securities clearing relationships.

Receivables from broker-dealers and counterparties also include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver") and net receivables arising from unsettled proprietary trades.

Payables to broker-dealers and counterparties primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive") and net payables arising from unsettled proprietary trades.

Management has considered accounting guidance for assets pledged by clients to satisfy margin requirements. Based upon the terms and conditions of client agreements, management believes that a legal basis exists to support that the client surrenders control over those assets given that the following three conditions are met: (a) the transferred assets have been isolated from the transferor - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (b) each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor and (c) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets. Under this guidance, the Company reflects client collateral assets and corresponding liabilities in the statement of financial condition, as the rights to those securities have been transferred to the Company under the terms of the agreements with the client.

Deposits with and receivables from broker-dealers, clearing organizations and counterparties are reported gross, except where a right of set-off exists, as are payables to broker-dealers, clearing organizations and counterparties.

As of September 30, 2024, the Company did not have an allowance for doubtful accounts included in deposits with and receivables from broker-dealers, clearing organizations and counterparties, net.

As of September 30, 2024, deposits with and receivables from and payables to broker-dealers, clearing organizations and counterparties consisted of the following (see additional fair value disclosures in Note 5) (in thousands):

Deposits and receivables:		
Cash margin, including accrued interest, on deposit with clearing organizations	$	1,523,974
Securities pledged to clearing organizations		2,932,688
Exchange settlements due to clearing organizations		(14,192)
Clearing organization guaranty deposits		200,607
Net option values due from clearing organizations and other counterparties		580,430
Cash margin on deposit with registered FCMs and amounts held by members of foreign boards of trade		105,166
Cash margin on deposit with securities clearing firms and organizations		302,937
Receivables from securities introducing broker-dealers, net		38,493
Securities failed-to-deliver		299,264
To be announced ("TBA") and forward settling securities		7,751
Other		28
	$	5,977,146
Payables:		
Broker-dealers, and clearing organizations and counterparties on unsettled trades	$	245,942
Securities failed-to-receive		198,669
TBA and forward settling securities		1,582
Other		383
	$	446,576

h. ***Receivables from and Payables to clients***

Receivables from clients, net includes the total of net deficits in individual exchange-traded futures and option on futures, as well as exchange-cleared swaps trading accounts carried by the Company and amounts due from other services provided to the Company's clients. Client deficits arise from realized and unrealized trading losses on futures, options on futures, cleared swaps, and amounts due on cash and margin transactions. Client deficit accounts are reported gross of client accounts that contain net credit or positive balances, except where a right of set-off exists. Net deficits in individual trading accounts include both secured and unsecured deficit balances due from clients as of the statement of financial condition date. Exchange-traded futures and options on futures secured deficit amounts of $14,421,243 are secured by U.S. Treasury securities as of September 30, 2024.

Receivables from clients, net include amounts receivable from non-broker-dealer clients for fails-to-deliver.

They also include the net amounts receivable from securities clients in connection with the settlement of securities transactions and margin loans to clients. It is the Company's policy to report margin loans and payables that arise due to positive cash flows in the same client's accounts on a net basis when the conditions for netting as specified in U.S. GAAP are met. Clients' securities transactions cleared by the Company are recorded on a settlement date.

When the Company provides clearing and execution services to clients, the securities owned by clients, including those that collateralize margin loans or other similar transactions, are not reflected on the statement of financial condition, as the Company does not have title to those assets. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying values of the receivables and payables approximate fair value due to their short-term nature. These client receivables are generally secured by the securities that have been cleared on the clients' behalf and pledged to the Company as collateral.

The future collectability of receivables from clients can be impacted by the Company's collection efforts, the financial stability of its clients, and the general economic climate in which it operates. The Company evaluates accounts that it believes may become uncollectible in accordance with requirements under Accounting Standards Update ("ASU") No. 2016-13, "Measurement of Credit Losses on Financial Instruments", by reviewing daily margin deficit reports, the historical daily aging of the receivables, monitoring the amount and nature of pledged collateral, and by monitoring the financial strength of its clients. The Company may unilaterally close client trading positions in certain circumstances. In addition, to evaluate client margining and collateral requirements, client positions are stress tested regularly and monitored for concentration levels, both in the size of the counterparty and type of transactions executed, relative to the overall market size and Company-defined risk limits. Furthermore, in certain instances, the Company has the ability to charge introducing broker-dealers for the client uncollectible trading accounts. The Company has an allowance for doubtful accounts of $4,222,906 as of September 30, 2024 included in receivables from clients, net.

The Company generally writes off an outstanding receivable balance when all economically sensible means of recovery have been exhausted. That determination considers information such as significant changes in the client's financial position and trading positions such that the client can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the receivable balance.

Payables to clients represents the total of client accounts with credit or positive balances. Client accounts are primarily used in connection with securities and commodity derivative transactions. They include gains and losses on open commodity trades, as well as securities and other deposits made as required by the Company. Client accounts with credit or positive balances are reported gross of client deficit accounts, except where a right of set-off exists.

For regulatory purposes, certain clients, which include persons who are affiliated with the Company or are principals, such as an officer or director, and any person who is materially involved in the management of the Company, are identified as non-clients. In a liquidation event, amounts owed to non-clients are paid in the same priority as amounts owed to general creditors of the Company. These accounts are also referred to as proprietary accounts. As of September 30, 2024, receivables from clients, net and payables to clients included amounts from nonclients, as defined above, of $9,795,564 and $475,571,980, respectively.

i. ***Securities Owned and Sold, Not Yet Purchased, at fair value***

Securities owned and sold, not yet purchased, at fair value consists of proprietary financial instruments recorded on a trade date basis that are carried at fair value. The Company has purchased certain mortgages and other loans that will eventually be securitized. The Company has elected the fair value option, under ASC 825, because this election aligns mark to market recognition of these assets with the rest of the Company's portfolio of similar assets. For further information regarding the types of securities owned and sold, not yet purchased, as well as the related determination of fair value refer to Note 5.

j. ***Derivative Financial Instruments***

The Company acts as a clearing and execution provider of derivative instruments, primarily futures and options on futures contracts. The Company accounts for derivative instruments as either assets or liabilities at fair value in the statement of financial condition. Net option values arising from the unrealized trading gains and losses of client options on futures trading accounts are recorded at fair value within deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net with a corresponding entry to receivables from or payables to clients. The Company also executes TBA securities, on a principal basis, primarily to manage risk exposures in its fixed income trading inventory. A TBA security is a forward derivative contract for the purchase or sale of mortgage-backed securities at a predetermined price, face amount, issuer, and coupon and stated maturity on an agreed-upon future date, but the particular securities to be delivered are not yet identified until shortly before the settlement. These derivative instruments are measured at fair value on a recurring basis. The Company does not elect hedge accounting for any derivative instruments.

Under the Company's accounting policy, open contracts with the same client or counterparty are netted at the client level, in accordance with netting arrangements in place with each party, as applicable, and similarly rights to reclaim cash collateral or obligations to return cash collateral are netted against fair value amounts recognized for derivative instruments with the same client in accordance with the master netting arrangements in place with each client.

k. ***Exchange and Clearing Organization Memberships, at Cost***

The Company holds certain exchange and clearing organization memberships that provide the Company the right to process trades directly with various exchanges and clearing organizations.

Exchange and clearing organization memberships that represent (a) both an ownership interest and the right to conduct business in the respective venues and are held for operating purposes, or (b) an ownership interest, which must be held by the Company to conduct business in the respective venues are accounted for as an ownership interest at cost with appropriate consideration for other-than-temporary impairment.

Alternatively, exchange memberships, or seats, that only represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment determined under Accounting Standards Codification ("ASC") 350, Intangibles - Goodwill and Other.

As of and during the year ended September 30, 2024, there were no indicators that exchange and clearing organization memberships were impaired.

l. ***Property and Equipment, net***

Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance, repairs, and minor replacements are not capitalized. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment is retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation and amortization are removed from the statement of financial condition.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and equipment is depreciated over three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement.

The Company accounts for costs incurred to develop its trading platforms and related software in accordance with ASC 350-40, Internal-Use Software, which requires that such technology be capitalized in the application development stages. Costs related to planning, training, administration, and non-value added maintenance are not capitalized. Capitalized software development costs are amortized over the useful life of the software, which the Company estimates at three years.

m. *Goodwill and Intangible Assets, net*

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested for impairment at least on an annual basis, at fiscal year-end, or whenever impairment indicators are present. The Company's impairment evaluation for the year ended September 30, 2024 indicated that none of the Company's goodwill was at risk of impairment as of that date.

Identifiable intangible assets subject to amortization are amortized using the straight-line method over their estimated period of benefit, up to twenty years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest the carrying value of an asset or asset group may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

n. *Other Assets*

Other assets primarily include prepaid assets, dividend and accrued interest receivable, and notes receivable from introducing broker dealers. Prepaid assets primarily consist of advance payments made for services.

o. *Income Taxes*

The Company is included in the consolidated federal and state income tax returns of its Parent. Income taxes are allocated to the Company using an income tax sharing agreement with its Parent, in an amount representing federal and state income taxes attributable to the operating results of the Company. Tax accounts are settled periodically with the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company did not have any uncertain tax positions and no amounts have been accrued for the payment of interest and penalties as of September 30, 2024.

p. *Accounting Standards Adopted*

The Company did not adopt any new accounting standards during the year ended September 30, 2024.

q. *Subsequent Events*

Management evaluated events and transactions through November 27, 2024, which is the date the financial statement was issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

Note 2 - Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1, which requires maintaining minimum net capital. The Company is a registered FCM and also subject to the net capital requirements of the CFTC Regulation 1.17. Under the more restrictive of these rules, the Company is required to maintain "adjusted net capital", equivalent to the greater of $1,500,000 or 8 percent of customer and non-customer maintenance margin requirements on all positions, as these terms are defined.

The Company, as a securities clearing broker, may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the Company have PAB agreements.

Adjusted net capital and the related net capital requirement may fluctuate on a daily basis. Net capital requirements prohibit paying dividends to the Parent, when such payment would reduce the Company's net capital below required levels. In certain circumstances, dividend payments to the Parent may require regulatory notification or authorization prior to payment.

The Company's adjusted net capital and minimum net capital requirement as of September 30, 2024 were as follows (in thousands):

Net capital	$	435,728
Minimum net capital requirement		243,452
Excess net capital	$	192,276

Note 3 - Segregated and Secured Requirements

Pursuant to requirements of the Commodity Exchange Act and Commission Regulation 30.7, funds deposited by clients of the Company relating to futures, options on futures, and cleared swaps in regulated commodities must be carried in separate accounts maintained for the exclusive benefit of clients. Certain amounts in the accompanying tables reflect reclassifications and eliminations required for regulatory filing and, as a result, may differ from those presented in the statement of financial condition.

Funds deposited by clients and other assets, which have been segregated, pursuant to Commodity Exchange Act 4d(2), as belonging to the exchange traded futures and options on futures commodity clients as of September 30, 2024 are as follows (in thousands):

Cash, at banks - segregated	$	1,052,058
Deposits with and receivables from exchange-clearing organizations, including derivatives and securities		4,658,663
Commodities warehouse receipts		51,840
Total amount in segregation		5,762,561
Amount required to be segregated		5,690,428
Excess funds in segregation	$	72,133
Management target amount for excess funds in segregation	$	50,000
Excess funds in segregation over management target	$	22,133

Funds deposited by clients and other assets, which are held in separate accounts, pursuant to Commission Regulation 30.7, for clients trading foreign futures and foreign options on futures on foreign commodity exchanges or boards of trade, as of September 30, 2024 are as follows (in thousands):

Cash, at banks - secured	$	163,479
Cash deposited with registered futures commission merchants and unrealized gain on futures positions		8,922
Amounts held by clearing organizations of foreign boards of trade, including derivatives		13,707
Amounts held by members of foreign boards of trade, including derivatives		76,433
Total amount in secured funds		262,541
Amount required to be set aside in separate Section 30.7 accounts		250,461
Excess set aside for secured amount	$	12,080
Management target amount for excess funds in separate Section 30.7 accounts	$	6,000
Excess funds in separate Section 30.7 accounts over management target	$	6,080

Note 4 - Customer and Proprietary Accounts of Broker Dealers Reserve Requirements

The Company, in its capacity as a securities clearing broker-dealer, clears transactions for clients and certain PABs. The Company prepared reserve computations for the client accounts and PAB accounts, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3.

Based upon these computations, excess of total credits over total debits was $87,694,000 as of September 30, 2024. The Company held $30,813,000 in customer SRBAs as of September 30, 2024, and made additional deposits of $55,114,000 on October 2, 2024.

The total PAB credits over total PAB debits was $7,668,000 as of September 30, 2024, and the total PAB reserve requirement was $7,668,000 as of September 30, 2024. The Company held $12,507,000 in the PAB SRBA as of September 30, 2024, and withdrew $3,838,000 on October 2, 2024.

Note 5 - Fair Value of Financial and Nonfinancial Assets and Liabilities

Fair value is defined by U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company is required to develop a set of assumptions that reflect those that market participants would use in pricing an asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company has designed independent price verification controls and periodically performs such controls, including at the report date, to ensure the reasonableness of such values.

In accordance with FASB ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 measurements include assets and liabilities whose fair values are estimated using quoted market prices.

Level 2 - Valuation is based upon quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Level 2 measurements include assets and liabilities for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures.

Level 3 - Valuation is based on prices or valuation techniques that require an input that is both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 measurements include assets and liabilities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

As of September 30, 2024, the Company did not have any Level 3 assets or liabilities.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market participants. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company considers counterparty credit risk of all parties to outstanding derivative instruments that would be considered by a market participant in the transfer or settlement of such contracts (exit price). The Company has limited exposure to credit risk on derivative financial instruments as all exchange-traded or cleared contracts held can be settled on an active market with the credit guarantee from the respective clearing organization.

The following section describes the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specifies the level within the fair value hierarchy where various financial instruments are generally classified.

The Company uses quoted prices in active markets, where available, and classifies such instruments within Level 1 of the fair value hierarchy. Examples include options on futures contracts traded on exchanges using quoted prices from exchanges in which the Company executes transactions for client and proprietary accounts, exchange-cleared swaps and options which are valued using exchange closing prices, U.S. Treasury obligations, and certain equity securities traded in active markets, which includes common, preferred, and foreign ordinary shares, American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), and exchange-traded funds ("ETFs"). The majority of common and preferred shares and ADRs represent equity securities of foreign entities denominated in U.S. dollars. Foreign ordinary shares and GDRs represent foreign equity securities denominated in foreign currency and translated into U.S. dollars.

The fair value of exchange common stock not required in order to conduct business on the exchange and commodities warehouse receipts are determined by quoted market prices, and the fair value of exchange memberships is determined by recent sale transactions. Exchange common stock, exchange memberships, and commodities warehouse receipts are classified as Level 1.

When instruments are traded in secondary markets and observable prices are not available for substantially the full term, the Company generally relies on internal valuation techniques or prices obtained from third-party pricing services, brokers, or a combination thereof, and accordingly, classified these instruments as Level 2. Examples include corporate and municipal bonds, U.S. government agency obligations, agency-mortgage backed obligations, asset-backed obligations, and certain equity securities traded in less active markets, including certain common, preferred, and foreign ordinary shares, ADRs and GDRs.

Securities owned and sold are primarily valued using third-party pricing vendors. Third-party pricing vendors compile prices from various sources and often apply matrix pricing for similar securities when market-observable transactions for the instruments are not observable for substantially the full term. The Company reviews the pricing methodologies used by the third-party pricing vendors in order to evaluate the fair value hierarchy classification of vendor-priced financial instruments and the accuracy of vendor pricing, which typically involves the comparison of primary vendor prices to internal trader prices and secondary vendor prices. When evaluating the propriety of vendor-priced financial instruments using secondary prices, considerations include the range and quality of vendor prices, level of observable transactions for identical and similar instruments, and judgments based upon knowledge of a particular market and asset class. If the primary vendor price does not represent fair value, justification for using a secondary price, including source data used to make the determination, is subject to review and approval by authorized personnel prior to using a secondary price. Securities owned and sold that are valued using third-party pricing sources are included within either Level 1 or Level 2 of the fair value hierarchy based upon the observability of the inputs used and the level of activity in the market.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2024. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this financial statement since that date. Current estimates of fair value may differ significantly from the amounts presented herein.

The following table summarizes the Company's assets and liabilities recorded at fair value on a recurring basis as of September 30, 2024, by level within the fair value hierarchy (in thousands):

	September 30, 2024				
	Level 1	Level 2	Level 3	Netting	Total
Assets:					
Commodities warehouse receipts	$ 51,840	$ —	$ —	$ —	$ 51,840
Securities and other assets segregated under federal regulations	51,840	—	—	—	51,840
ETFs	209	—	—	—	209
U.S. Treasury obligations	2,933,181	—	—	—	2,933,181
TBA and forward settling securities	—	26,073	—	(18,322)	7,751
Derivatives	3,582,424	—	—	(3,001,820)	580,604
Deposits with and receivables from broker-dealers, clearing organizations and counterparties, net	6,515,814	26,073	—	(3,020,142)	3,521,745
Equity securities	300,766	14,894	—	—	315,660
Corporate and municipal bonds	—	302,203	—	—	302,203
Agency mortgage-backed obligations	—	3,837,205	—	—	3,837,205
Asset-backed obligations	—	223,474	—	—	223,474
U.S. Treasury obligations	992,484	—	—	—	992,484
U.S. government agency obligations	—	530,948	—	—	530,948
Foreign government obligations	41,335	—	—	—	41,335
Commodities warehouse receipts	67,799	—	—	—	67,799
Exchange firm common stock	13,247	—	—	—	13,247
Securities owned, at fair value	1,415,631	4,908,724	—	—	6,324,355
Total assets at fair value	$7,983,285	$4,934,797	$ —	$ (3,020,142)	$9,897,940
Liabilities:					
Payables to clients - derivatives	$3,582,617	$ —	$ —	$ (3,002,175)	$ 580,442
TBA and forward settling securities	—	24,435	—	(22,853)	1,582
Payables to broker-dealers, clearing organizations and counterparties	—	24,435	—	(22,853)	1,582
Equity securities	219,313	4,974	—	—	224,287
Corporate and municipal bonds	—	136,355	—	—	136,355
Agency mortgage-backed obligations	—	23,577	—	—	23,577
Asset-backed obligations	—	3,855	—	—	3,855
U.S. Treasury obligations	2,139,640	—	—	—	2,139,640
U.S. government agency obligations	—	150	—	—	150
Foreign government obligations	40,969	—	—	—	40,969
Derivatives	7,911	—	—	—	7,911
Securities sold, not yet purchased, at fair value	2,407,833	168,911	—	—	2,576,744
Total liabilities at fair value	$5,990,450	$ 193,346	$ —	$ (3,025,028)	$3,158,768

Note 6 - Financial Instruments with Off Statement of Financial Condition Risk

The Company is a party to financial instruments in the normal course of its business of execution, settlement, and financing of client trading accounts in various securities and exchange-traded derivative instruments. These instruments are primarily the execution of orders for securities and commodity futures and options on futures contracts, which are transacted on a cash or margin basis. These activities may expose the Company to off-statement of financial condition risk in the event the client or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Margin transactions may expose the Company to significant credit risk in the event margin requirements are not sufficient to offset losses which clients may incur. The Company manages the risks associated with these transactions by requiring clients to maintain margin deposits in compliance with various regulatory requirements, individual exchange regulations, and internal guidelines. The Company monitors required margin levels daily and, therefore, may require clients to deposit additional collateral or reduce positions when necessary. The Company also establishes market limits for clients, which are monitored daily. The Company evaluates each client's creditworthiness on a case-by-case basis. Clearing, financing, and settlement activities may require the Company to maintain funds with or pledge securities as collateral with other financial institutions. Generally, these exposures to both clients and counterparties are subject to netting, or client and counterparty agreements, which reduce the exposure to the Company by permitting receivables and payables with such clients and counterparties to be offset in the event of a client default. Management believes that the margin deposits held are adequate to minimize the risk of material loss that could be created by positions held as of September 30, 2024. Additionally, the Company monitors collateral fair value on a daily basis and adjusts collateral levels in the event of excess market exposure. Generally, these exposures to both clients and counterparties are subject to master netting, or client and counterparty agreements which reduce the exposure to the Company. Furthermore, in certain instances, the Company is indemnified by introducing-broker dealers for losses incurred on behalf of their clients.

Derivative financial instruments involve varying degrees of off-statement of financial condition market risk whereby changes in the fair values of underlying financial instruments may result in changes in the fair value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the Company's positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The principal risk components of financial instruments include, among other things, interest rate volatility, the duration of the underlying instruments and changes in commodity pricing and foreign exchange rates. The Company attempts to manage its exposure to market risk through various techniques including the regular monitoring and enforcement of client and aggregate market limits, as well as margin requirements. Aggregate market limits have been established and market risk measures are routinely monitored against these limits.

As a broker-dealer in equity and fixed income securities, the Company is engaged in various securities trading, borrowing and lending activities with institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Company administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of

underlying instruments. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

Derivatives

The Company provides clearing and execution of exchange-traded futures and options on futures, as well as exchange-cleared swaps for middle-market intermediaries, end-users, producers of commodities and the institutional and professional trader market segments. Changes in the values of these derivative instruments, are reflected in deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net with a corresponding entry to payables to clients on the statement of financial condition.

The Company also has derivative instruments that are executed on a principal basis, which consist of agency mortgage-backed TBA securities and forward settling transactions that are used to manage risk exposures in the fixed income trading inventory. The fair value of these transactions is recorded in deposits with and receivables from broker-dealers, clearing organizations and counterparties, net and payables to broker-dealers, clearing organizations and counterparties. TBA and forward settling securities represent non-regular way securities and are accounted for as derivatives.

See Note 5 for additional information about the fair value of financial instruments held.

The following table presents the fair value of the Company's derivative instruments and their respective location on the statement of financial condition (in thousands).

| | September 30, 2024 | |
	Assets [1]	Liabilities [1]
Exchange-traded and cleared commodity derivatives	$ 1,043,135	$ 1,043,135
Exchange-traded foreign exchange derivatives	1,958	1,958
Exchange-traded interest rate derivatives	719,959	728,063
Exchange-traded equity index derivatives	1,817,372	1,817,372
TBA and forward settling securities	26,073	24,435
Gross fair value of derivative contracts	3,608,497	3,614,963
Impact of netting and collateral	(3,020,142)	(3,025,028)
Total fair value included in *Deposits with and receivables from broker-dealers, clearing organizations, and counterparties, net*	$ 588,355	
Total fair value included in *Payables to clients*		$ 580,442
Total fair value included in *Payables to broker-dealers, clearing organizations and counterparties*		$ 1,582
Total fair value included in *Securities sold, not yet purchased, at fair value*		$ 7,911

[1] As of September 30, 2024, the Company's derivative contract volume for open positions was approximately 9.7 million contracts.

Note 7 – Securities Financing Transactions

The Company's repurchase agreements and securities borrowing and lending arrangements are generally recorded at cost in the Statement of Financial Condition, which is a reasonable approximation of their fair values due to their short-term nature. Secured borrowing and lending arrangements are entered into to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of

our dealer operations. The fair value of securities loaned and borrowed is monitored daily compared with the related payable or receivable, and additional collateral or returning excess collateral is requested, as appropriate. These arrangements may serve to limit credit risk resulting from our transactions with our counterparties. Financial instruments are pledged as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. Agreements with counterparties generally contain contractual provisions allowing counterparties the right to sell or repledge collateral. Either the Company or its counterparties may require additional collateral. All collateral is held by the Company or a custodian.

The following tables set forth the carrying value of repurchase agreements and securities lending agreements by remaining contractual maturity as of September 30, 2024 (in thousands):

	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities sold under agreements to repurchase	$ 15,122,191	$ 585,408	$ 630,983	$ 50,729	$ 16,389,311
Securities loaned	1,556,564	—	—	—	1,556,564
Gross amount of secured financing	$ 16,678,755	$ 585,408	$ 630,983	$ 50,729	$ 17,945,875

Offsetting of Collateralized Transactions

The following table sets forth the carrying value of repurchase agreements and securities lending agreements by class of collateral pledged as of September 30, 2024 (in thousands):

Securities sold under agreements to repurchase:		
U.S. Treasury obligations	$	9,742,090
U.S. government agency obligations		651,970
Asset-backed obligations		136,139
Agency mortgage-backed obligations		5,079,629
Corporate bonds		301,233
Foreign government obligations		478,250
Total securities sold under agreements to repurchase		16,389,311
Securities loaned:		
Equity securities		1,556,564
Total securities loaned		1,556,564
Gross amount of secured financing	$	17,945,875

The following tables provide the netting of securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned as of September 30, 2024 (in thousands):

	September 30, 2024		
Offsetting of collateralized transactions:	**Gross Amounts Recognized**	**Amounts Offset in the Statement of Financial Condition**	**Net Amounts Presented in the Statement of Financial Condition**
Securities purchased under agreements to resell	$ 12,885,311	$ (7,946,609)	$ 4,938,702
Securities borrowed	1,665,306	—	1,665,306
Collateralized securities financing assets			$ 6,604,008
Securities sold under agreements to repurchase	$ 16,389,311	$ (7,946,609)	$ 8,442,702
Securities loaned	1,556,564	—	1,556,564
Collateralized securities financing liabilities			$ 9,999,266

The Company pledges securities owned as collateral in both tri-party and bilateral arrangements. Pledged securities under tri-party arrangements may not be repledged or sold by the Company's counterparties, whereas bilaterally pledged securities may be. The approximate fair value of pledged securities that can be sold or repledged by the Company's counterparties has been parenthetically disclosed on the Statement of Financial Condition.

The Company receives securities as collateral under reverse repurchase agreements, securities borrowed agreements, and margin securities held on behalf of counterparties. This collateral is used by the Company to cover financial instruments sold, not yet purchased; to obtain financing in the form of repurchase agreements; and to meet counterparties' needs under lending arrangement and matched-booked trading strategies. Additional securities collateral is obtained as necessary to ensure such transactions are adequately collateralized. In many instances, the Company is permitted by contract to repledge the securities received as collateral, which may include pledges to cover collateral requirements for tri-party repurchase agreements.

The following table sets forth the carrying value, which approximates fair value because of its short term nature, of collateral pledged, received and repledged as of September 30, 2024 (in thousands):

Securities pledged or repledged to cover collateral requirements for tri-party arrangements	$	6,777,947
Securities received as collateral that may be repledged	$	19,765,804
Securities received as collateral that may be repledged covering securities sold short	$	2,408,300
Repledged securities borrowed and client securities held under custodial clearing arrangements to collateralize securities loaned agreements	$	1,533,340

Note 8 - Property and Equipment, net

The following is a summary of property and equipment, net as of September 30, 2024 (in thousands):

Furniture and equipment	$	1,683
Computer software and hardware		2,629
Leasehold improvements		4,249
Capitalized software development		16,360
Property and equipment, gross		24,921
Less accumulated depreciation and amortization		(17,762)
Property and equipment, net	$	7,159

The Company capitalized $3,911,000 of software development costs during the fiscal year ended September 30, 2024.

Note 9 - Goodwill and Intangible Assets, net

The Company has total goodwill of $12,566,000 as of September 30, 2024.

The gross and net carrying values of intangible assets as of September 30, 2024 by major intangible asset class are as follows (in thousands):

	Gross Amount		Accumulated Amortization		Net Amount
Intangible assets subject to amortization:					
Client base	$ 8,318	$	(5,998)	$	2,320

Note 10 - Credit Facilities

The Company has a committed, unsecured line of credit agreement with Bank of Montreal, under which the Company may borrow up to $250,000,000. This credit facility increased from $190,000,000 to $250,000,000 on October 29, 2024. It provides short-term funding of margin the Company pays to commodity exchanges as necessary. The credit facility expires on October 28, 2025, and is subject to annual review and renewal. These borrowings are payable on demand. The facility was amended on October 29, 2024 to extend the maturity date and increase the amount available.

The continued availability of this credit facility is subject to the Company's financial condition and operating results continuing to be satisfactory as set forth in the agreement. Borrowings under the credit facility bear interest at the Base Rate, as defined, plus 2.00%, which was 10.00% as of September 30, 2024. The agreement contains financial covenants related to the Company's tangible net worth, excess net capital, and maximum allowable net loss over a trailing twelve month period, as defined. The Company was in compliance with these covenants throughout the fiscal year, including as of September 30, 2024. There were no borrowings outstanding under this credit facility at September 30, 2024.

While there is no guarantee that the Company will be successful in renewing this agreement as it expires, the Company believes it will be able to do so.

In addition to its committed credit agreement, the Company has access to certain uncommitted financing agreements that support its ordinary course securities and margin needs, as necessary. There were no borrowings outstanding under these agreements at September 30, 2024.

Note 11 - Leases

The Company holds office space leases under non-cancelable agreements with third parties as of September 30, 2024. Leases with an initial term of 1 year or less are not recorded on the statement of financial condition.

The Company also occupies office space leased by StoneX Group. The Company does not execute intercompany lease agreements with StoneX Group and, therefore, there are no lease liabilities or right-of-use assets on the statement of financial condition related to leases executed by StoneX Group. Any unsettled balances are reflected in payables to affiliates on the statement of financial condition.

The Company has not considered any renewal options in the lease terms of its office space leases as the Company does not believe it is reasonably certain that any such rights will be exercised.

As the office space leases do not provide an implicit rate, the Company applied StoneX Group's collateralized incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Company believes it is reasonable to apply the incremental borrowing rate of StoneX Group as the Company does not have its own central treasury function and the credit facilities available to the Company do not permit the financing of right-of-use assets. The Company believes that the pricing of its leases is more significantly influenced by the credit standing of StoneX Group than anything particular to the Company.

The Company has elected to not separate lease components from non-lease components for all office space leases. The Company does not have any financing leases as of September 30, 2024.

As of September 30, 2024, the Company recorded operating lease right-of-use assets and operating lease liabilities of $743,620 and $747,721, respectively.

As of September 30, 2024, the weighted average remaining lease term and weighted average discount rate was 0.5 years and 5.14%, respectively.

The maturities of the lease liabilities are as follows as of September 30, 2024 (in thousands):

2025	$	756
Total lease payments		756
Less: interest		8
Present value of lease liabilities	$	748

Note 12 - Commitments and Contingencies

Purchase and Other Commitments

Purchase and other commitments primarily include certain service agreements related to the use of front-office and back-office trading software systems and clearing agreements. The following table summarizes our purchase and other commitments as of September 30, 2024:

	Total		Payments Due by Period		
			Less than 1 year	1 - 3 Years	After 3 Years
Purchase and other commitments	$	57,988,054	$ 7,625,414	$ 12,920,726	$ 37,441,914

Securities sold, not yet purchased represent obligations of the Company to purchase specified financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to purchase

securities sold, not yet purchased may exceed the amounts recognized on the accompanying statement of financial condition.

Securities Clearing Arrangement Indemnifications and Termination Fees

The Company clears its securities transactions either internally, or externally primarily through Broadcort or Pershing, under clearing agreements with both parties. The agreements call for termination fees if the Company terminates either agreement without cause, or if one of the parties terminates either agreement for cause, as specified within the agreements. The maximum aggregate amount of termination fees related to these agreements is insignificant to the Company.

In the normal course of its business, the Company indemnifies and holds Broadcort and Pershing harmless against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Exchange and Clearing Organization Member Guarantees

The Company is both a member of various exchanges that trade and clear futures and options on futures contracts as well as a clearing organization that clears and settles securities transactions. The Company may be required to pay a proportionate share of financial obligations resulting from another member's default on obligations to the respective exchanges or clearing organizations. While the rules governing different exchange memberships vary, in general, the Company's guaranty obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guaranty obligation would be apportioned among the other non-defaulting members of the respective exchanges or clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal and Regulatory Proceedings

Certain conditions may exist as of the date the financial statement is issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal and regulatory proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal or regulatory proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a loss was incurred at the date of the financial statement and the amount of the liability can be estimated, then the estimated liability is accrued in the Company's financial statement. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Neither accrual nor disclosure is required for loss contingencies that are deemed remote. The Company accrues legal fees related to contingent liabilities as they are incurred.

From time to time in the ordinary course of business, the Company is involved in various legal actions and proceedings, including tort claims, contractual disputes, employment matters, workers' compensation claims, and collections. The Company carries insurance that provides protection against certain types of claims, up to

the limits of the respective policy. Additionally, the Company is subject to regulation and supervision by U.S. federal agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such regulatory agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, information requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation.

On November 13, 2023, BTIG filed a civil complaint (the "BTIG complaint") against StoneX Group and the Company in San Francisco Superior Court (CGC-23-610525) seeking monetary damages and injunctive relief for, among other things, alleged theft of purported trade secrets by former BTIG employees later employed at the Company. The proceedings have moved to FINRA Arbitration and the court action is stayed. The Company intends to vigorously defend itself. StoneX Group subsequently received from the U.S. Department of Justice (the "DOJ") and the SEC subpoenas that the Company believes are related to conduct alleged in the BTIG complaint, and the Company is cooperating with these agencies. The ultimate outcomes of the BTIG complaint and the DOJ and SEC subpoenas cannot presently be determined.

Contingencies

The Company had receivables, net of collections and other allowable deductions of $10,000,000 as of September 30, 2024, due from account holders in connection with the liquidation of their accounts in accordance with the Company's client agreements and obligations under market regulation standards after the balances in the accounts fell below required maintenance margin levels and into deficit balances. The allowance against these uncollected balances was $3,800,000 as of September 30, 2024. The Company is pursuing collection of the outstanding balances through arbitration proceedings against the account holders. The Company will consider developments in these proceedings, and any other relevant matters, in determining whether any changes in the allowance against the uncollected balances are required.

In these and other arbitration proceedings, clients are seeking damages from the Company relating to the trading losses in their accounts. During the fiscal year ended September 30, 2024, the Company favorably resolved several of these arbitration claims through arbitration decisions and privately negotiated settlements. All of the arbitration panels that issued decisions during the year awarded the Company the full amount of the uncollected balances. As noted, several of the arbitrations were resolved through privately negotiated settlement, pursuant to which the account holders agreed to pay some or all of their outstanding deficit balances. The Company intends to continue vigorously pursuing claims through arbitration and settling cases in what the Company determines to be appropriate circumstances. The ultimate outcome of remaining arbitrations cannot presently be determined. Neither the recoveries nor the reserves were considered material to the Company.

Depending on future collections and the outcomes of arbitration proceedings, any provisions for bad debts and actual losses may or may not be material to the Company's financial results. However, the Company believes that the likelihood of a material adverse outcome is remote, and does not currently believe that any potential losses related to this matter would impact its ability to comply with its ongoing liquidity, capital, and regulatory requirements.

Note 13 - Share-Based Compensation

The Parent sponsors a share-based stock option plan ("the Plan") available for its directors, officers, and employees. The Plan permits issuing options in StoneX Group common stock to employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. StoneX Group generally settles stock option exercises with newly issued shares of common stock.

Share-based compensation is allocated to the Company and is cash settled through intercompany accounts with the Parent.

Note 14 - Retirement Plans

Defined Benefit Retirement Plans

The Company participates in the qualified and nonqualified noncontributory retirement plans of StoneX Group, Inc. ("StoneX Group"), an affiliate. The retirement plans are defined benefit pension plans that cover certain employees and retirees of the Company, and a portion is allocated to the Company from the Parent. The plans were closed to new employees hired subsequent to April 1, 2006, and amended effective September 1, 2008, to freeze all benefit accruals, therefore no additional benefits accrue for active participants under the plans. Information on the overall costs and funded status of StoneX Group's plans are included for informational purposes only.

As of September 30, 2024, StoneX Group's qualified plan had an accumulated benefit obligation of $25,874,491 compared to plan assets of $32,285,295.

Related to the nonqualified plan, as of September 30, 2024, StoneX Group's nonqualified plan had projected benefit obligations of approximately $1,154,568, compared to plan assets of $16,078.

Net periodic pension cost is allocated to the Company based on the percentage of the projected benefit obligation attributable to plan participants employed by the Company.

Defined Contribution Retirement Plan

The Company offers participation in the StoneX Group Inc. 401(k) Plan ("401(k) Plan"), a defined contribution plan providing retirement benefits to all domestic full-time non-temporary employees who have reached 21 years of age. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. For each participant's eligible elective deferral contribution to the 401(k) Plan, the Company makes matching contributions to the 401(k) Plan in amounts equal to 100% on the first 3% of employee contributions and 50% on the next 4% of employee contributions, up to 7% of employee compensation. Employees are fully vested in both employee and matching employer contributions immediately.

Note 15 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2024 are as follows (in thousands):

Deferred tax assets:		
Federal net operating losses	$	3,436
State and local net operating losses		2,642
Amortization of intangibles		—
Accrued compensation		4,848
Share-based compensation		227
Bad debt		2,437
Right of use assets		180
Other		999
Total gross deferred tax assets		14,769
Less valuation allowance		(5,177)
Total deferred tax assets		9,592
Deferred tax liabilities:		
Prepaid expenses		(969)
Unrealized gains on marketable securities and exchange memberships		(3,108)
Right of use liabilities		(179)
Amortization of intangibles		(1,033)
Total deferred tax liabilities		(5,289)
Deferred income taxes, net	$	4,303

As of September 30, 2024, the Company has net operating loss carryforwards for state and local income tax purposes of $383,391, net of valuation allowances, which are available to offset future state and local taxable income. The state and local net operating loss carryforwards expire in tax years ending in 2026 through 2043. The Company also has approximately $517,546, net of valuation allowances, of federal net operating losses. These federal net operating loss carryforwards consist of a portion that will expire in tax years ending in 2032 through 2037. The remaining portion of the federal net operating loss carryforwards do not expire, but cannot be utilized until 2038 and are limited by Internal Revenue Code ("IRC") Section 382.

The valuation allowance for deferred tax assets as of September 30, 2024 is $5,177,291. Of this amount, $2,259,059 is related to state and local net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. The remaining valuation allowance of $2,918,232 is related to federal net operating losses and net unrealized built-in losses, which are limited by the provisions of IRC Section 382. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. When evaluating the need for a valuation allowance, the Company considers the operating and tax results of StoneX Group, as income taxes are allocated to the Company using an income tax allocation.

StoneX Group has open tax years that include the activities of the Company, ranging from the year ended September 30, 2018 through the year ended September 30, 2023 with various taxing authorities.

Note 16 - Transactions with Affiliated Companies

In the normal course of business, the Company may provide or receive certain risk management, clearing and transaction services, administrative services, technology, and other service arrangements between the Company and affiliated entities. The Company reimburses its affiliates and is reimbursed by them at regular intervals, under prevailing agreements.

In the ordinary course of business, the Company enters into several primary types of transactions with its affiliates. The Company may pay or have paid on its behalf vendor costs, payroll related costs, overhead allocations, or other costs. The Company establishes receivables or payables from or to its affiliates for such activities.

In addition to the activities described above, the Company participates in the Parent's centralized corporate treasury function. The Company may provide excess cash to the Parent, where permitted, in exchange for a short-term interest-bearing intercompany receivable. Alternatively, the Company may sweep excess cash from the Parent in exchange for a short-term interest-bearing intercompany payable instead of borrowing on external credit facilities.

The Company engages in trading and clearing relationships with several of its affiliates. In return for its services provided, the Company establishes trading accounts for its affiliates, which are recorded within payables to clients. These services may result in commissions or fees passing through intercompany. At times, the Company's affiliates facilitate trading on its behalf, at which time the Company may establish a clearing or brokerage relationship with an affiliate and be charged by its affiliates.

The following is a summary of the Company's balances with affiliated companies as of September 30, 2024 (shown in thousands):

Reimbursements, allocations, and other intercompany charges:		
Due from affiliates	$	8,587
Payables to affiliates	$	27,873
Trading:		
Deposits with and receivables from broker-dealers, clearing organizations and counterparties, net - affiliates	$	104,668
Payables to clients - affiliates	$	724,163
U.S. Treasury bills pledged by the Company to clearing organizations - affiliates	$	79,466

Note 17 - Business and Credit Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review and adjust trading limits, as necessary, based upon the credit standing of each counterparty.